NO ACT

RE
11-16-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



10013763

November 16, 2010

Sharon L. Burr
Deputy General Counsel
Dominion Resources Services, Inc.
120 Tredegar Street
Richmond, VA 23219

Received SEC
NOV 16 2010
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 11-16-10

Re: Dominion Resources, Inc.

Dear Ms. Burr:

This is in regard to your letter dated November 16, 2010 concerning the shareholder proposal submitted by James W. Mackie for inclusion in Dominion's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that Dominion therefore withdraws its November 2, 2010 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Carmen Moncada-Terry
Special Counsel

cc: James W. Mackie

*** FISMA & OMB Memorandum M-07-16 ***

Sharon L. Burr
Deputy General Counsel

Dominion Resources Services, Inc.
120 Tredegar Street, Richmond, VA 23219
Phone: 804-819-2171, Fax: 804-819-2202
E-mail: Sharon.L.Burr@dom.com

Mailing Address: P.O. Box 26532
Richmond, VA 23261


Dominion®

November 16, 2010

VIA E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Dominion Resources, Inc.
Withdrawal of No-Action Request Regarding
the Shareholder Proposal of James W. Mackie
Exchange Act of 1934 – Rule 14a-8

Dear Ladies and Gentlemen:

On November 2, 2010, Dominion Resources, Inc. (the "Company"), submitted to the Staff of the Division of Corporation Finance (the "Staff") a no-action request relating to the Company's ability to exclude from its proxy materials for its 2011 Annual Shareholder's Meeting, a shareholder proposal from James W. Mackie, requesting that the Company make no political contributions without the approval of the holders of at least 75% of its shares outstanding (the "No-Action Request"). The No-Action Request sets forth the basis for our view that the proposal is excludable under Rule 14a-8(b) and Rule 14a-8(f)(1).

Attached is a letter delivered to the Company on November 15, 2010 confirming the withdrawal of the foregoing proposal. See Exhibit A. Accordingly, in reliance on the letter attached hereto as Exhibit A, we hereby withdraw the No-Action Request.

If further information is needed with regard to this matter, please do not hesitate to call Sharon Burr, Deputy General Counsel for the Company, at (804) 819-2171.

Sincerely,

Sharon L. Burr

Attachment

cc w/attach: Mr. James W. Mackie
Carter Reid
Karen Doggett

James W. Mackie

*** FISMA & OMB Memorandum M-07-16 ***


RECEIVED
NOV 15 2010
By

November 10, 2010

Secretary
Dominion Resources Inc
1 Tredegar Street
Richmond, VA 23219

Re: Resolution for Proxy Statement

Dear Secretary:

This is to advise you that I am withdrawing my proposal for the 2011 annual meeting of stockholders concerning political contributions.

For the 2012 annual meeting of stockholders, I plan to submit the same proposal along with all supporting documentation as required under the Securities and Exchange Act of 1934 – Section 14(a), as amended, on a timely basis for inclusion in the 2012 proxy statement.

Sincerely,

James W. Mackie

James W. Mackie

EXHIBIT A

*** FISMA & OMB Memorandum M-07-16 ***

James W. Mackie

*** FISMA & OMB Memorandum M-07-16 ***



HAPPY
BIRTHDAY
39
USA
American Tolware

RECEIVED
NOV 15 2010
By________

Secretary
Dominion Resources Inc
1 Tredegar Street
Richmond, VA 23219

23219+4306



Sharon L. Burr
Deputy General Counsel

Dominion Resources Services, Inc.
120 Tredegar Street, Richmond, VA 23219
Phone: 804-819-2171, Fax: 804-819-2202
E-mail: Sharon.L.Burr@dom.com

Mailing Address: P.O. Box 26532
Richmond, VA 23261


Dominion®

November 2, 2010

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Dominion Resources, Inc.
Shareholder Proposal of James W. Mackie

Dear Ladies and Gentlemen:

This letter is to inform you that Dominion Resources, Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2011 Meeting of Shareholders (collectively, the "2011 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from James W. Mackie ("Proponent").

Pursuant to Rule 14a-8(j), we have:

- Filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2011 Proxy Materials with the Commission; and

- Concurrently sent copies of this correspondence to the Proponent.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2011 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent failed to timely provide the requisite proof of continuous stock ownership in response to the Company's proper request for such information. A copy of the Proposal, which provides that the Company shall make no political contributions without the approval of the holders of at least 75% of its shares outstanding, is attached hereto as Exhibit A. The Company also believes that the Proposal may be excluded on substantive grounds, but we have refrained from raising such objections and respectfully reserve the right to raise such objections should the relief requested herein not be granted by the Staff.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(b) And Rule 14a-8(f)(1) Because The Proponent Failed To Establish The Requisite Eligibility To Submit The Proposal And Failed To Timely Respond To The Deficiency Notice.

A. Background

The Proponent submitted the Proposal to the Company in a letter postmarked September 27, 2010, which the Company received on September 29, 2010. See Exhibit A. The Company reviewed its stock records, which did not indicate that the Proponent was a record owner of any shares of Company securities. In addition, although the Proponent included with the Proposal his representation that he owned 900 shares of Company stock, he did not provide evidence sufficient to satisfy the requirements of Rule 14a-8(b). Specifically, the Proponent did not include an affirmative written statement from the record holder of the securities verifying that Proponent owned the requisite number of shares continuously for a period of one year as of the time of submitting the Proposal. Additionally, the Proponent did not submit a written statement of his intention to hold such shares through the date of the annual meeting of the Company's shareholders.

Accordingly, the Company sought verification from the Proponent of his eligibility to submit the Proposal. Specifically, the Company sent letter on October 4, 2010, via overnight mail, which was within fourteen (14) calendar days of the Company's receipt of the Proposal, informing the Proponent of the requirements of Rule 14a-8 and how the Proponent could cure the procedural deficiencies (the "Deficiency Notice"). A copy of the Deficiency Notice is attached hereto as Exhibit B. The Deficiency Notice informed the Proponent that the proof of ownership submitted with the Proposal did not satisfy Rule 14a-8's ownership requirements. The Deficiency Notice specifically explained to the Proponent why the proof of ownership was insufficient, how the Proponent could remedy the deficiency, and the timeframe Proponent needed to provide the requested information. UPS Next Day Air records confirm delivery of the Deficiency Notice to the Proponent at 10:24 a.m. on October 5, 2010. See Exhibit C.

As of the date hereof, no response to the Deficiency Notice has been received from the Proponent. Accordingly, the fourteen (14) day deadline for receipt of a response specified in Rule 14a-8(b) has passed.

B. Analysis

The Company may exclude the Proposal under Rule 14a-8(f)(1) because Proponent has failed to substantiate his eligibility to submit the Proposal under Rule 14a-8(b). Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a shareholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareholder] submit[s] the proposal." Staff Legal Bulletin No. 14 specifies that when the shareholder is not the registered holder, the shareholder is responsible for proving his or her eligibility to submit a proposal to the company. The shareholder may do by one of the two ways provided in Rule 14a-8(b)(2). See Section C-1.c, Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14").

On numerous occasions the Staff has permitted the exclusion of a shareholder proposal based on a proponent's failure to provide satisfactory evidence of Rule 14a-8(b) and Rule 14a-8(f)(1). See Union Pacific Corp. (avail. Jan. 29, 2010) (concurring with the exclusion of a shareowner proposal under Rule 14a-8(b) and Rule 14a-8(f) and noting that "the proponent appears to have failed to supply, within 14 days of receipt of Union Pacific's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period required under Rule 14a-8(b)"); Time Warner Inc. (avail. Feb. 19, 2009); Alcoa Inc. (avail. Feb. 18, 2009); Qwest Communications International, Inc. (avail. Feb. 28, 2008); Occidental Petroleum Corp. (avail. Nov. 21, 2007); General Motors Corp. (avail. Apr. 5, 2007); Yahoo, Inc. (avail. Mar. 29, 2007); CSK Auto Corp. (avail. Jan. 29, 2007); Motorola, Inc. (avail. Jan. 10, 2005); Johnson & Johnson (avail. Jan. 3, 2005); Agilent Technologies (avail. Nov. 19, 2004); Intel Corp. (avail. Jan. 29, 2004); Moody's Corp. (avail. Mar. 7, 2002).

Specifically, the Proponent has failed to establish his eligibility to submit the Proposal under Rule 14a-8(b) because the Proponent failed to timely provide requisite proof of eligibility to submit the Proposal in response to the Company's request for that information. Rule 14a-8(f) provides that a company may exclude a shareholder proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, including the beneficial ownership requirements of Rule 14a-8(b), if the Company timely notifies the proponent of the problem and the proponent fails to cure the deficiency within the required time. The Company satisfied its obligation under Rule 14a-8(b) by transmitting to the Proponent, in a timely manner, the Deficiency Notice, which provided:

- that, according to the Company's stock records, the Proponent was not a registered holder of the Company stock;

- the type of statement or documentation necessary to demonstrate Proponent's required ownership under Rule 14a-8(b);

- the type of written statement required to evidence Proponent's intention to hold the requisite shares through the date of the annual meeting; and

- that any response had to be postmarked or transmitted electronically no later than 14 calendar days from the date the Deficiency Notice was received.

Notwithstanding the foregoing, the Proponent did not respond with 14 days of receiving the Deficiency Notice. The Staff previously has allowed companies to omit shareholder proposals pursuant to Rule 14a-8(f) where the shareholder responded to the company's proper deficiency notice more than 14 days after receiving the deficiency notice. For example, in Intel

Corp. (avail. Feb. 3, 2010), the Staff permitted the company to exclude a shareowner proposal under Rule 14a-(f), where the proponent provided proof of ownership in response to a deficiency notice 31 days after receiving the deficiency notice. See also Qwest Communications International Inc. (avail. Nov. 5, 2009) (concurring in the exclusion of a shareholder proposal under Rule 14a-8(f) where the proponent provided proof of ownership in response to the company's deficiency notice 32 days after receiving the deficiency notice); Exxon Mobil Corp. (avail. Feb. 28, 2007) (concurring in the exclusion of a shareholder proposal under Rule 14a-8(f) where the proponent provided proof of ownership to the company's deficiency notice 32 days after receiving the deficiency notice); General Electric Co. (avail. Dec. 31, 2007) (concurring in the exclusion of a shareholder proposal under Rule 14a-8(f) where the proponent responded to the company's deficiency notice 17 days after receiving it, and the proponent's response was not sufficient to demonstrate ownership under Rule 14a-8(b)); General Electric Co. (avail. Jan. 9, 2006) (concurring in the exclusion of a shareholder proposal under Rule 14a-8(f) where the proponent provided an untimely and inadequate response to the company's deficiency notice). As with the proposals cited above, the Proponent did not respond to the Deficiency Notice within 14 days after receiving the Deficiency Notice and, in fact, no response from Proponent has been received by the Company as of the date hereof.

Consistent with the precedent cited above, the Proposal is excludable because the Proponent has not demonstrated that he continuously owned the requisite number of Company shares for the one-year period prior to the date the Proposal was submitted to Company, and has failed to submit a written statement of his intent to continue to hold the securities through the date of the annual meeting, as required by Rule 14a-8(b). Accordingly, the Company may exclude Proposal under Rule 14a-8(b) and Rule 14a-8(f)(1).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the SEC verify that it will take no action if the Company excludes the Proposal from its 2011 Proxy Materials. We would be happy to provide you with any additional information and answer any question that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call the Company's Deputy General Counsel, Sharon Burr, at (804) 819-2171.

Sincerely,



Sharon L. Burr

cc: Mr. James W. Mackie
Carter Reid
Karen Doggett

James W. Mackie

*** FISMA & OMB Memorandum M-07-16 ***

September 25, 2010

Secretary
Dominion Resources Inc
1 Tredegar Street
Richmond, VA 23219

Re: Resolution for Proxy Statement

Dear Secretary:

I am the owner of 900 shares of Dominion Resources Inc common stock and request the inclusion of the following in the proxy statement for the upcoming annual stockholder meeting:

"Resolved: The Corporation shall make no political contributions without the approval of the holders of at least 75% of its shares outstanding."

There are five reasons for passage of this resolution:

1. The ability of large corporations to provide large amounts of funding for political candidates gives the corporation the ability to manage legislation that will provide them with legislated or regulatory benefits that place their smaller competitors at a disadvantage in the market place.
2. Endowment funds, insurance companies, mutual funds and pension funds currently hold the majority of all publicly traded shares and these shares are held for the benefit of many small investors. To have the large corporations utilize corporate funds to further the political goals of the executives is irresponsible fiduciary behavior that may be against the wishes of the individuals for whom they hold the shares.
3. We have recently seen the result of undue political influence that has reduced the oversight of regulatory agencies and created problems for stock holders and consumers in the worlds of finance, food, health care and petroleum. The political influence exerted by large corporations had a direct impact on these actions. Unless large corporations are prevented from make political contributions to elected officials, or their political parties, these practices will continue.
4. Legislative and regulatory bodies should be guided by all constituents, not just those who pay for their re-election or provide significant perks to individuals in those bodies. Large corporate political contributions can corrupt honest efforts to provide reasonable laws and regulations.
5. The increasing use by advocacy groups of 501(c)(4) non-profit corporations to escape disclosure of political contributions would allow publicly held corporations to make unlimited political contributions, but to do so without even informing their own shareholders.

Sincerely,



James W. Mackie

Cc: Securities and Exchange Commission

*** FISMA & OMB Memorandum M-07-16 ***

EXHIBIT A

RECEIVED
SEP 29 2010
By

James W. Mackie

& OMB Memorandum M-07-16 ***

PHILADELPHIA PA 190

27 SEP 20[illegible] PM 5 L


USA FIRST-CLASS FOREVER

Secretary
Dominion Resources Inc
1 Tredegar Street
Richmond, VA 23219

23219+4306



- Copy -


Dominion

Dominion Resources Services, Inc.
120 Tredegar Street, Richmond, VA 23219

Mailing Address: P.O. Box 26532
Richmond, VA 23261

October 4, 2010

Sent via Overnight Mail

Mr. James W. Mackie

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Mackie,

This letter confirms receipt of your letter and shareholder proposal dated September 25, 2010 that you have submitted for inclusion in Dominion Resources, Inc's (Dominion) proxy statement for the 2011 annual meeting of shareholders.

In accordance with the Securities and Exchange Commission (SEC) regulations, we are required to notify you of any eligibility or procedural deficiencies related to your proposal. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that in order to be eligible to submit a proposal, you must submit proof of continuous ownership of at least $2,000 in market value, or 1%, of Dominion's common stock for at least one year prior to the date that you submit the proposal. In addition, you must also provide a written statement that you intend to hold the requisite number of shares through the date of the annual meeting of shareholders.

According to Dominion's records, you are not a registered holder of Dominion stock. Under SEC rules, if you are not a registered holder of Dominion stock, you must prove your eligibility by submitting to Dominion an affirmative written statement from the record holder of your securities (usually a bank or broker) that specifically verifies that you owned the requisite number of shares continuously for a period of one year as of the time of submitting the proposal.

In order for your proposal to be eligible, your proof of beneficial ownership of Dominion stock and your written statement of your intent to hold the requisite number of shares through the date of the annual meeting of shareholders *must be postmarked or transmitted electronically to Dominion no later than 14 calendar days from which you receive this letter.* Your documentation and/or response may be sent to me at Dominion Resources, Inc., 120 Tredegar Street, Richmond, VA 23219 or via facsimile at (804) 819-2232.

In addition, your shareholder proposal as currently written may be considered improper under Virginia state law as it mandates the Board of Directors to take a specific action. As such, we respectfully ask that your resolution be recast in precatory language to request

EXHIBIT B

or recommend that our Board of Directors take the action you desire. Generally, proposals use terms such as "request" or "recommend" rather than "require" or "should". It is our experience that the SEC generally prefers that a company work directly with the shareholder to resolve matters such as this, rather than going through a formal process with the SEC. Please send any such revision to your proposal to me using the above address or facsimile number.

Finally, please note that in addition to the eligibility/procedural deficiencies cited above, Dominion reserves the right in the future to raise any further bases upon which your proposal may be properly excluded under Rule 14a-8(i) of the Securities Exchange Act of 1934.

If you should have any questions regarding this matter, I can be reached at (804) 819-2123.

Sincerely,



Karen W. Doggett
Director-Governance